MASTERWORKS



SIMONE LEIGH

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OFFERING & ARTIST OVERVIEW

46.1%

Similar Sales Appreciation Rate ('19-'23)[1]

90.5%

Record Price Growth Rate ('17-'24)[2]

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. The data point captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Simone Leigh with the following criteria: All figurative sculptures, excluding works with raffia, yellow paint (Birmingham, 2012), steel armatures, and works from the Jug series. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Simone Leigh have a record price compound annual growth rate ("CAGR") of 90.5% from November 17, 2017 to June 30, 2024. This calculation is based on (i) a record price of $35,000 on November 17, 2017, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,500,000, the most recent record price as of June 30, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. "Total net return", or "MOIC", refers to the percentage change or multiple of the amount distributable in respective Class A shares net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. Masterworks has offered investments in over 400 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

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